Exhibit 4(c)

Amendment No. 1 to the Investment Management Agreement

This Amendment No. 1 to the Investment Management Agreement dated as of June 1, 2011 (the “Amendment”) is entered into by and between BlackRock Global SmallCap Fund, Inc., a Maryland corporation (the “Fund”), and BlackRock Advisors, LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Fund and the Advisor have entered into an Investment Management Agreement dated September 29, 2006 (the “Management Agreement”) pursuant to which the Advisor agreed to act as investment advisor to the Fund; and

WHEREAS, the Management Agreement provides that the Fund will pay to the Advisor a monthly fee in arrears at an annual rate equal to the amount set forth in Schedule A thereto; and

WHEREAS, the Management Agreement provides that the Management Agreement may be amended by the parties to the Management Agreement only if the amendment is specifically approved by a vote of the Board of Directors of the Fund, including a majority of those Directors who are not parties to the Management Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval, and, where required by the Investment Company Act of 1940, by a vote of the majority of the outstanding voting securities of the Fund; and

WHEREAS, the Board of Directors, including a majority of those Directors who are not interested persons of the Fund, specifically approved this Amendment at an in-person meeting held on May 11, 2011;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Schedule A of the Management Agreement is hereby amended as set forth on the Schedule A attached hereto with respect to the Fund.

2.	Except as otherwise set forth herein, the terms and conditions of the Management Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Investment Management Agreement to be executed by their officers designated below as of the day and year first above written.

BLACKROCK GLOBAL SMALLCAP FUND, INC.

By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President and CEO

BLACKROCK ADVISORS, LLC

By:	/s/ Neal J. Andrews
Name:	Neal J. Andrews
Title:	Managing Director

Schedule A

Investment Advisory Fee

0.85% of the average daily Net Assets of the Fund not exceeding $1 billion; 0.80% of the average daily Net Assets of the Fund exceeding $1 billion but not exceeding $3 billion; 0.77% of the average daily Net Assets of the Fund exceeding $3 billion but not exceeding $5 billion; 0.74% of the average daily Net Assets of the Fund exceeding $5 billion but not exceeding $10 billion; and 0.72% of the average daily Net Assets of the Fund exceeding $10 billion.